As filed with the Securities and Exchange Commission on December 21, 2009	Registration No. 333 - 10124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR GLOBAL DEPOSITARY SHARES EVIDENCED BY
GLOBAL DEPOSITARY RECEIPTS

GRASIM INDUSTRIES LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

[N/A]
(Translation of issuer’s name into English)

Republic of India
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation
1633 Broadway
New York, New York 10019
(212) 246-5070
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David Wells, Esq. Davis Polk & Wardwell 1 Fredrick’s Place London EC2R 8AB	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
Global Depositary Shares, each representing one equity share of Grasim Industries Limited	N/A	N/A	N/A	N/A

*	Each unit represents 100 Global Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Shares.

The Registrant hereby amends this Post Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Global Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one Global Depositary Share ("GDSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraph (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of GDSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption		Location in Form of Global Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of GDSs	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)       Form of Amendment No. 1 to Deposit Agreement, by and among Grasim Industries Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of Global Depositary Shares evidenced by Global Depositary Receipts outstanding under the terms of the Deposit Agreement, dated as of September 17, 1999.  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)      Deposit Agreement, dated as of September 17, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by Global Depositary Receipts issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the Global Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)(i)       Deposit Agreement, dated as of November 25, 1992, by and among the Company, the Depositary, and all Holders from time to time of the Global Depositary Receipts issued thereunder and all owners, from time to time, of any beneficial interest in such Receipts and the Global Depositary Shares represented by such Receipts. ___ Filed herewith as Exhibit (c)(i).

(c)(ii)      Amendment No. 1 to Deposit Agreement, dated as of June 15, 1994, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Receipts issued thereunder. – Filed herewith as Exhibit (c)(ii).

(d)          Opinion of counsel for the Depositary as to the legality of the securities to be registered.  ___ previously filed.

(e)           Certificate under Rule 466.  ___ None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of GDSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement. dated as of September 17, 1999, by and among Grasim Industries Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by Global Depositary Receipts issued thereunder, as proposed to be amended by Amendment No. 1 to Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 21st day of December, 2009

Legal entity created by the Deposit Agreement as amended, under which the Global Depositary Shares registered hereunder are to be issued, each Global Depositary Share representing one equity Share of Grasim Industries Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith G. Galfo
Name: Keith G. Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Grasim Industries Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on 30th September, 2009.

Grasim Industries Limited

By:	/s/ M.L. Apte
Name: M.L. Apte
Title: Director

By:	/s/ Adesh Gupta
Name: Adesh Gupta
Title: Chief Financial Officer

By:	/s/ Ashok Malu
Name: Ashok Malu
Title: Jt. President & Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Adesh Gupta,  Group Executive President & CFO and/or Mr. Ashok Malu, Company Secretary, Grasim Industries Limited, A-2, Aditya Birla Centre, S K Ahire Marg, Worli, Mumbai 400 030, Maharashtra, India to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on the 30th day of September, 2009.

Signature	Title
/s/ M.L. Apte M.L. Apte	Director
/s/ B.V. Bhargava B.V. Bhargava	Director
/s/ R.C. Bhargava R.C. Bhargava	Director
/s/ Arun Kanti Dasgupta Arun Kanti Dasgupta	Director
/s/ S.G. Subrahmanyan S.G. Subrahmanyan	Director
/s/ D.D. Rathi D.D. Rathi	Director
/s/ Shailendra K. Jain Shailendra K. Jain	Whole Time Director
/s/ Gregory F. Lavelle Puglisi & Associates Gregory F. Lavelle Vice President	Authorized Representative in the United States

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement, dated as of September 17, 1999

(c)(i)	Deposit Agreement, dated as of November 25, 1992

(c )(ii)	Amendment No. 1 to Deposit Agreement, dated as of June 15, 1994